

July 20, 2012

Via E-mail
Mike Wilemon
Chief Financial Officer
Integrated Security Systems, Inc.
15000 W. 6th Avenue, Suite 202
Golden, Colorado 80401

> **Re:** **Integrated Security Systems, Inc.**
> **Amendment No. 2 to Current Report on Form 8-K**
> **Filed July 3, 2012**
> **File No. 1-11900**

Dear Mr. Wilemon:

We have reviewed your amended filing and letter dated July 3, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Current Report on Form 8-K

General

1.   We note your response to prior comments 1 and 2 from our letter to you dated June 20, 2012, and we reissue such comments to the extent that you retain the assertions. As noted in such prior comments as well as prior comment 1 from our letter to you dated May 8, 2012, you have not provided support for all of the statistical data contained in the

bulleted paragraphs on page 3. For example, you do not support with independent data your references to market sizes and growth rates, which we notice you have substantially revised since the prior filing. In addition, you have not marked the supporting documents you provided to us to show precisely the location of each piece of information on which you are relying for the claims you make in your filing.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
       Ryan Newburn
       Davis Graham & Stubbs LP